Exhibit 3.1

FORM OF ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
CAPSTONE COMPANIES, INC.

Capstone Companies, Inc., a Florida profit corporation, (the "Company") hereby certifies that this amendment was duly adopted by Company's Board of Directors and holders of the Company's Common Stock, $0.0001 par value per share, in accordance with the applicable provisions of Section 607.1006 of the Florida Business Corporation Act of the State of Florida.  The Company's Board of Directors approved this amendment to the Amended and Restated Articles of Incorporation on May 17, 2016 and the shareholders of the Company Common Stock, $0.0001 par value per share, of the Company as of the record date of May 20, 2016, approved this Amendment on May 17, 2016.

The Amended and Restated Articles of Incorporation, as amended, ("Articles") of Capstone Companies, Inc.,  a Florida corporation (the "Corporation"), are hereby amended pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, and such amendment is set forth as follows:

1.              Article IV, Section 1 of the Articles is hereby amended and hereafter restated in its entirety by the following:

Article IV: AUTHORIZED SHARES

Section 1. Authorized Shares.

1.1                          Authorized Shares. The maximum number of shares which the Corporation is authorized to issue is 60,000,000 shares, of which 56,666,667 shares shall be Common Stock par value $0.0001 per share (the "Common Stock"), and 3,333,333 shares of Preferred Stock (the "Preferred Stock").

1.2            Reverse Stock Split.   Effective ______ a.m.., Eastern Time, on July ___, 2016, ("Effective Date") each fifteen (15) shares of Common Stock of the Company ("Old Common Stock") issued and outstanding shall be automatically combined, reclassified and exchanged into one (1) shares of Common Stock of the Company ("New Common Stock"), without changing the par value of the shares of the Common Stock of the Company (the "Reverse Spilt").

1.3            No Fractional Shares.  No fractional shares of New Common Stock will result from or be issued in connection with the Revere Split and the number of shares to be received by a stockholder shall be rounded up to the nearest whole number of shares in the event that such stockholder would otherwise be entitled go receive a fractional share as a result of the Reverse Split.

1.4            Each stock certificate that,  immediately prior to the Effective Time, represented shares of the Old Common Stock shall, from and after the Effective Time,  automatically and without the necessity of presenting the same for exchange, represent that number of shares of the New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined, exchanged and reclassified; provided, however, that each holder of record of a stock certificate that represented the number of shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined, exchanged and reclassified.

2.              Article VI is hereby amended and hereafter restated in its entirety as follows:

Article VI:  Except as otherwise specifically provided in these Articles of Incorporation, this Corporation reserves the right to amend or repeal any provision contained in these Articles of Incorporation in the manner prescribed by the laws of the State of Florida.

The reminder of the Amended and Restated Articles of Incorporation, as amended, shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the undersigned, the Chief Executive Officer of the Company, has executed these Articles of Amendment on this ____ day of ___________ 2016.

CAPSTONE COMPANIES, INC.

By: ________________________________________________

Stewart Wallach, Chief Executive Officer